

May 11, 2011

Mr. William B. Plummer
Chief Financial Officer, United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

Re: **United Rentals, Inc.**
          United Rentals (North America), Inc.
          Form 10-K for the year ended December 31, 2010
          File Nos. 1-14387 and 1-13663

Dear Mr. Plummer:

We have reviewed your response to our comment letter dated April 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Notes to Consolidated Financial Statements

4. Segment information, page 58

1. We note your response to our prior comment four. It is unclear to us what product line disclosure was included in MD&A. Please explain. In this regard, please tell us how you have considered your classes and categories of rental equipment described on page 2 in determining your product lines. Please provide us with an example of how you intend to revise your disclosure in future filings.

15. Commitments and Contingencies, page 74

2. We note your response to our prior comment eight. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding why you cannot reasonably estimate the possible loss or range of loss that may result from your First New York Securities actions. In this regard, please tell us what efforts

you are undertaking on a quarterly basis to attempt to determine a possible loss or range of loss.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief